SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date:
45

X

X
(Exact name of registrant as specified in its charter)
Commission File Number:
333-139693-02
Lehman XS Trust, Series 2007-15N
Mortgage Pass-Through Certificates, Series 2007-15N
None
Date:
(Signature)
Lehman XS Trust, Series 2007-15N
Michele Olds
/s/ :
1/28/2008
(Issuing Entity)
Aurora Loan Services LLC
(Master Servicer)
745 Seventh Avenue, New York, New York, 10019, (212) 526-7000
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Structured Asset Securities Corporation, as depositor for Lehman XS Trust, Series 2007-15N Mortgage
Pass-Through Certificates, Series 2007-15N
1A1 1A2 1A3 1CA1
1CA2 1CA3 2A1 2A2
2A3 3A1 3A2 3AX
4A1 4A1A 4A1B 4A1C
4A1D 4A1E 4A1G 4A1H
4A1IA 4A1IB 4A1IC 4A1ID
4A1IE 4A1IF 4A1IG 4A1IH
4A2A 4A2B 4A3 4AX
AF2 AF3 M1I M1II
M2I M2II M3I M3II
M4I M4II M5I M5II
M6I M6II M7I M7II
M8I M8II M9I M9II
Michele Olds
VP Servicer Oversight